EXHIBIT I

                           PROPOSED FORM OF NOTICE
                  (Release No. 35 -        ;             )

              APPLICATION /DECLARATION WITH RESPECT TO CERTAIN
                TRANSACTIONS RELATING TO THE EXTENSION OF AN
                ACCOUNTS RECEIVABLE PURCHASE AND SALE PROGRAM
                                    UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                                  , 2001


     The Connecticut Light and Power Company ("CL&P" or the "Company"), a

wholly owned electric utility subsidiary of Northeast Utilities ("NU"), a public utility holding company, and CL&P Receivables Corporation ("CRC"), a wholly-owned special purpose subsidiary of CL&P, have filed an

Application/Declaration pursuant to Section 12(c) and Rule 46 of the Public

Utility Holding Company Act of 1935, as amended (the "Act").  CL&P and CRC are located at 107 Selden Street, Berlin, CT 06037-5457.

     CL&P previously sought, and received, approval from the Commission for five transactions in connection with its receivables program ("Program").

See The Connecticut Light and Power Company, Holding Company Act Release No.

35-26761, dated September 29, 1997 in File No. 70-9045 (the "Order").

Under the Order, authority was granted for (i) CL&P to organize CRC, (ii) CRC to issue shares of common stock, (iii) CL&P to acquire shares of CRC common stock, (iv) CL&P to make, directly and indirectly, initial and general equity contributions to CRC and (v) CRC to pay dividends to CL&P from time to time out of capital to achieve the optimum balance of capital to achieve economic efficiency.  Transactions (i) through (iv) (with respect to initial equity contributions) have been undertaken and by their nature are permanent, while

(v) by its nature is an ongoing process as the Program moves forward.  In order to extend the Program beyond July 11, 2001, CL&P is now seeking authority to continue the actions set forth in (v) above, and any other aspect of the proposed transactions for which approval may be necessary,

through July 8, 2004, the proposed date of expiration of the extended

Program.

     The Program consists of two agreements .  As extended to July 8, 2004,

the Program will continue in place with the same provisions as present.   The

principal features of the Program are as follows:  Under the first agreement,

between CL&P and CRC (the "Company Agreement"), the Company sells or transfers as equity contributions from time to time all eligible categories of its billed and unbilled accounts received ("Receivables") and related assets ("Related Assets") to CRC.  The purchase price paid by CRC for any

Receivables and the Related Assets with respect thereto takes into account historical loss statistics on the Company's receivables pool and the purchaser's ("Purchaser") cost of funds.  Under the second agreement (the

"CRC Agreement"), CRC sells  fractional undivided interests ("Receivable

Interests") in the Receivables to the Purchaser from time to time.

     The availability of Receivables and Related Assets varies from time to time in accordance with electric energy use by CL&P's customers.  As a result of this and certain other factors, the funds CRC has available to make a purchase at any time may not match the cost of Receivables and Related Assets available.  The Program includes certain mechanisms to accommodate this mismatch.  When the amount of Receivables and Related Assets originated by

CL&P exceeds the amount of cash CRC has available, either CRC will make the purchase and owe the balance of the purchase price to CL&P on a deferred basis (the unpaid portion will accrue interest or the purchase price will involve a discount to reflect the deferral), or CL&P will make a capital contribution to CRC in the form of the Receivables and Related Assets for which CRC lacks purchase price funds at that time.  Conversely, if CRC develops a substantial cash balance (due to collections of previously transferred Receivables exceeding the balance of newly created Receivables available for purchase), CRC will likely dividend the excess cash to CL&P.

Such dividends may represent a return of previous capital contributions by

CL&P to CRC and are the jurisdictional reason for this

Application/Declaration.  Through these mechanisms, CRC does not itself retain substantial cash balances at any time and substantially all cash realized from the collection of the Receivables (net of the costs of the program and any reductions in the outstanding balance of Receivable

Interests) is made available to CL&P.

     The Company and CRC will continue to be obligated to reimburse the

Purchaser and its agent ("Agent") for various costs and expenses associated with the Company Agreement and the CRC Agreement upon extension of the

Program.  CRC will also continue to be required to pay to the Agent certain fees for services in connection with such agreements.

     The arrangements under the Company Agreement and the CRC Agreement are scheduled to terminate on July 11, 2001, and the Company is working with the parties to the agreements to extend the program through July 8, 2004.  CRC may, following written notice to the Agent, terminate in whole or reduce in part the unused portion of its purchase limit in accordance with the terms and conditions of the CRC Agreement.  The CRC Agreement allows the Purchaser to assign all of its rights and obligations under the CRC Agreement

(including its Receivable Interests and the obligation to fund Receivable

Interests) to other persons.  However, any such assignment will not change the nature of the obligations of CL&P or CRC under the Company Agreement and the CRC Agreement.

     As described in the Application/Declaration, CL&P intends that the above-

described transactions will continue to permit it to accelerate its receipt of cash collections from accounts receivable and thereby meet its short term cash needs.

     The Application/Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference.  Any interested persons wishing to comment or request a hearing on the Application

should submit their views in writing by                     , 2001, to the

Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and

serve a copy on the Company and CRC at the address specified above.  Proof of service (by affidavit or, in the case of any attorney at law, by certificate)

should be filed with the request.  Any request for hearing shall identify specifically the issues of fact or law that are disputed.  A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter.  After said date, the

Application/Declaration, as filed or as it may be further amended, may be granted.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.




                                        Secretary